Exhibit 99.1

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Stock Symbol: NASDAQ: RYOJ

March 2, 2026

Dear Shareholders

4-3-1 Ohashi, Minami-ku, Fukuoka-shi, Fukuoka
rYojbaba Co., Ltd.
Representative Director	Ryoji Baba

Notice of Convocation of the 11th Ordinary General Meeting of Shareholders

Dear Shareholders,

We hereby notify you that the 11th Ordinary General Meeting of Shareholders of rYojbaba Co., Ltd. (the “Company”) will be held as detailed below. Please note that I, Ryoji Baba, Representative Director, will not be present at the venue on the day due to prior commitments and will participate online from overseas.

For this shareholders’ meeting, electronic provision measures have been implemented. The items subject to electronic provision are posted on the Company’s Website: https://ryojbaba.co.jp/investor-relations/

If you are unable to attend the meeting in person, you may exercise your voting rights or appoint a proxy to exercise them using one of the methods below. We kindly ask that you review the reference documents for the shareholders’ meeting posted on the electronic disclosure platform and exercise your voting rights or appoint a proxy to exercise them by 12:59 PM on Wednesday, March 25, 2026 (Japanese Standard Time) / 11:59 PM on Tuesday, March 24, 2026 (Eastern Time).

【Exercising or Delegating Voting Rights by Mail (Written)】

Please indicate your approval or disapproval of the proposals on the enclosed Proxy Statement/Voting Form and return it using the enclosed return envelope so that it arrives by the above deadline. Note that your vote by mail will only be considered valid if the completed Proxy Card arrives at the designated address by the voting deadline. To ensure that your vote is properly submitted and received in time, we strongly recommend voting via the Internet.

【For Exercising Voting Rights via the Internet】

Please access the voting website (https://www.proxyvote.com) and enter your vote for or against each proposal according to the instructions on the enclosed Proxy and Voting Form.

When exercising voting rights via the internet, please review the “Guidelines for Internet Voting” on page 3 of this Notice.

(Note) To beneficial owners holding shares through a securities firm or other nominee:

If you hold shares in the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its proxy voting service provider (e.g., Broadridge) when submitting your voting instructions.

The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders) and may differ from the methods applicable to beneficial owners holding shares through a broker or other nominee.

To ensure your voting instructions are properly reflected, please strictly follow the procedures and deadlines provided by your broker, bank, or their agent (e.g., Broadridge).

Sincerely

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

1.	Date and Time	Friday, March 27, 2026, 10:00 AM (Registration opens at 9:30 AM) (Japanese Standard Time) Thursday, March 26, 2026, 9:00 PM (Registration opens at 8:30 PM) (Eastern Time)

2.	Venue	Conference Room, 3rd Floor Conference Room, 4-3-5 Ohashi, Minami-ku, Fukuoka-shi, Fukuoka

3.	Agenda

Matters to Be Reported	1.	Business Report for the 11th Fiscal Year (January 1, 2025 to December 31, 2025)

Matters to Be Resolved
Proposal No. 1	Approval of the Non-Consolidated Financial Statements for the 11th Fiscal Year (January 1, 2025 to December 31, 2025)
Proposal No. 2	Partial Amendment to the Articles of Incorporation
Proposal No. 3	Reduction in the Amount of Capital
Proposal No. 4	Election of Three (3) Directors
Proposal No. 5	Election of Two (2) Corporate Auditors
Proposal No. 6	Amendment to the Terms of the Second Series Stock Acquisition Rights

End

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◎	If you plan to attend the meeting in person, we kindly ask that you submit the enclosed proxy voting form at the reception desk.
Should any amendments be made to the electronic disclosure items, the revised content will be posted on the respective websites where they are published.
If no indication of approval, disapproval, or abstention is provided for any resolution, it will be treated as an indication of approval.
I, Ryoji Baba, Representative Director, will not be present at the venue on the day due to prior commitments and will participate online from overseas.

[Important Notice Regarding Financial Information Prepared in Accordance with Japanese Accounting Standards]

The financial statements for the fiscal year ended December 31, 2025, as presented in the Business Report and the accompanying Financial Statements, have been prepared solely in accordance with Japanese Generally Accepted Accounting Principles (“GAAP”) on a non-consolidated basis. They have not been reviewed or audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (“PCAOB”) or U.S. Generally Accepted Auditing Standards (“GAAS”). Furthermore, they do not present all information necessary to understand the Company’s performance for the fiscal year ended December 31, 2025. The consolidated financial statements based on U.S. GAAP for the fiscal year ending December 31, 2025, are still subject to management review and adjustments and reconciliations to U.S. GAAP, the Company’s other closing procedures, and the results of the audit by the Company’s independent auditor based on PCAOB standards. They may differ from the Company’s non-consolidated Japanese GAAP results for that period due to the completion of the Company’s closing procedures, the audit under PCAOB standards, differences between non-consolidated and consolidated results, and other matters that may arise during the audit process.

The Company’s U.S. independent auditor has not performed an audit, review, compilation, or other procedures on the Japanese GAAP financial statements included in the Business Report or the attached Japanese GAAP financial statements under either PCAOB standards or U.S. GAAP. Therefore, the Company’s U.S. independent auditor does not express an opinion or any other assurance on these statements.

The Company plans to file its Annual Report on Form 20-F, including audited financial statements for the year ended December 31, 2025, prepared in accordance with U.S. GAAP, with the U.S. Securities and Exchange Commission (“SEC”) by the filing deadline specified by the SEC. The financial information contained in such Annual Report (including the audited financial statements prepared in accordance with U.S. GAAP) may differ from the financial information disclosed in this Business Report and the accompanying Financial Statements prepared in accordance with Japanese GAAP. Therefore, the financial information prepared in accordance with Japanese GAAP should not be considered a substitute for the Company’s audited annual financial statements prepared in accordance with U.S. GAAP, nor does it necessarily imply any future period. Accordingly, undue reliance should not be placed on the information prepared in accordance with Japanese GAAP.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

[Guidelines for Internet Voting]

When exercising voting rights via the Internet, please be aware of the following points before proceeding.

1.	Voting via the Internet is only possible through the Company’s designated voting website (https://www.proxyvote.com). Please note that the voting website cannot be accessed via mobile phones.

2.	Due to the need for tabulation of voting results, please exercise your voting rights via the internet by 12:59 PM on Wednesday, March 25, 2026 (Japanese Standard Time) / 11:59 PM on Tuesday, March 24, 2026 (Eastern Time).

3.	If you exercise your voting rights both in writing and via the internet, the internet vote will be treated as the valid vote.

4.	If you cast multiple votes via the internet, only the last vote cast will be considered valid.

5.	You will receive a 16-digit control number, which will be used to verify that the voter is the shareholder themselves. Please keep it safe until after the conclusion of this General Meeting, just as you would keep a password. Please note that we cannot respond to inquiries regarding your voting code or password.

6.	Accessing the voting website may incur connection fees charged by your internet service provider and communication charges (such as telephone fees) charged by your telecommunications carrier. These charges are the responsibility of the shareholder.

【Regarding Acceptance of Advance Questions】

To facilitate constructive dialogue with our shareholders, we will accept advance questions regarding this Ordinary General Meeting of Shareholders from shareholders holding voting rights. Please note that advance questions must pertain solely to matters related to the agenda items of this Annual General Meeting.

Shareholders may submit questions through the Pre-Meeting Question Platform available on Broadridge Financial Solutions’ proxy voting website. A direct link to the site will be provided on each shareholder’s proxy card.

To access the platform, shareholders must enter their unique control number, which is printed on the proxy card. After logging in, shareholders will be able to cast their vote and submit questions directly through the site via the Pre-Meeting Question Platform.

Questions received in advance will be organized by the Chief Executive Officer, considering factors such as content duplication and time constraints, and will be answered collectively to the extent possible on the day of the Ordinary General Meeting of Shareholders.

Please note that we cannot guarantee responses to all questions, and we do not plan to provide individual responses or written answers at a later date.

Furthermore, we may refrain from answering questions regarding unpublished material information, future performance, fundraising, M&A, or other strategic matters.

End

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Reference Documents for the General Meeting of Shareholders

Proposals and Reference Items

Proposal No. 1: Approval of the Non-Consolidated Financial Statements for the 11th Fiscal Year (January 1, 2025 to December 31, 2025)

During the 11th Fiscal Year, the Company conducted its business as detailed in the attached Business Report, and the Board of Directors prepared the Non-Consolidated Financial Statements for the 11th Fiscal Year, submitted them to the Board of Corporate Auditors, and approved them after receiving the Audit Report. Accordingly, we request the approval of the Ordinary General Meeting of Shareholders.

The details of this proposal are as described in the attached documents.

The Board of Directors has determined that the financial statements for the 11th fiscal year accurately present the Company’s assets, liabilities, income, and expenses in accordance with applicable laws and regulations and the Articles of Incorporation.

Proposal No. 2: Partial Amendment to the Articles of Incorporation

1.	Reason for Proposal

This amendment adds new business purposes in preparation for future business development and expansion of revenue opportunities, and makes necessary changes such as revisions to article numbers and wording accompanying these changes.

If the amendment to the Articles of Incorporation in this proposal is approved, it shall take effect upon the conclusion of this Ordinary General Meeting of Shareholders.

2.	Details of the Amendment

The details of the amendment are as follows.

(Underlined portions indicate changes)

Current Articles of Incorporation	Proposed Amendment
(Purpose)	(Purpose)
Article 2 The purpose of the Company is to engage in the following businesses.	Article 2 The purpose of the Company is to engage in the following businesses.
1.~8. (Omitted)	1.~8. (As is)
9. Planning, design, development, manufacturing, sales, licensing, maintenance, management, leasing, import/export, and intermediary services related to the following:	9. Planning, design, development, manufacturing, sales, licensing, maintenance, management, leasing, import/export, and intermediary services related to the following:
(a) to (c) (omitted)	(a) to (c) (As is)
(New)	(d) Foodstuffs, sugar, oils and fats, feed and their raw materials, livestock, agricultural, livestock, and fishery products, processed foods, alcoholic beverages, and other food and beverage items
(New)	(e) Daily necessities, clothing, furniture
(New)	(f) Pharmaceuticals, quasi-drugs, cosmetics, nursing care and welfare products, health equipment, beauty equipment, etc.
(New)	(g) Various machinery and equipment (including measuring instruments and medical devices), manufacturing facilities, communication equipment, pollution control and other facilities, vehicles, automobiles, ships, aircraft, and their parts, etc.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(New)	(h) Iron, non-ferrous metals, and their raw materials, products, and mineral products, etc.
(New)	(i) Timber, cement, other construction materials, and housing equipment-related appliances, etc.
(New)	(j) Audio equipment, lighting equipment, video equipment, and special effects equipment, etc.
10.~17. (Omitted)	10.~17. (As is)
18. Planning, production, and sales of educational materials related to the preceding item	(Deleted)
(New)	18. Secondhand Dealer under the Secondhand Goods Business Act
19. Development and sales of health equipment, medical equipment, and beauty equipment	(Deleted)
20. Sales of pharmaceuticals, quasi-drugs, and cosmetics, etc.	(Deleted)
21. Operation of Chiropractic Clinics	19. Operation of Chiropractic Clinics
22. Operation of Acupuncture Clinics	20. Operation of Acupuncture Clinics
23. Operation of Fitness Clubs	21. Operation of Fitness Clubs
24. Coaching and training for franchise chain stores	22. Coaching and training for franchise chain stores
25. Any and all consulting services incidental to the foregoing items	23. Any and all consulting services incidental to the foregoing items
(New)	24. Planning, production, and sales of educational materials related to the preceding item
26. All businesses incidental to the foregoing items	25. All businesses incidental to the foregoing items

Proposal No. 3: Reduction in the Amount of Capital

Considering the Company’s current business scale, and to maintain the soundness of its future financial position while ensuring flexibility and agility in its capital policy, the Company will reduce its capital pursuant to Article 447, Paragraph 1 of the Companies Act and transfer the amount to other capital surplus.

Please note that this is a transfer between items within the net assets section. There will be no change in the Company’s net assets or the total number of issued shares. Therefore, this will not affect the number of shares held by shareholders or the net assets per share.

1.	Outline of Capital Reduction

Amount of Capital to be Reduced

The capital of 368,825,000 yen will be reduced by 363,825,000 yen, resulting in a capital of 5,000,000 yen.

(2)	Method of Capital Reduction

This will be a non-refundable capital reduction without payment. The total number of issued shares will remain unchanged, and the entire amount of the reduced capital of 363,825,000 yen will be transferred to other capital surplus.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

2.	Capital Reduction Schedule (Planned)

(1)	Date of Public Notice for Creditors’ Objections: March 28th, 2026
(2)	Final Date for Creditors to File Objections: April 28th, 2026
(3)	Effective Date of Capital Reduction: April 29th, 2026

Proposal No. 4: Election of Three (3) Directors

The terms of Directors Ryoji Baba and Yusuke Hirata will expire at the conclusion of this Ordinary General Meeting of Shareholders.

Accordingly, to further strengthen the Company’s management structure, we propose to increase the number of directors by one and request the election of three directors.

The candidates for directors are as follows.

Candidate No.	Name (Date of Birth)	Brief History, Position, Responsibilities, and Significant Concurrent Positions		Number of Shares of the Company Owned
1	[Reappointment] Ryoji Baba (October 22, 1978)	January 2017	Corporate Auditor, NATTY SWANKY HOLDINGS Co., Ltd. (Current Position)	8,024,000 shares
		August 2018	Outside Director, Last One Mile Co., Ltd.
		April 2019	Representative Director, Global HR Technologies Co., Ltd. (Current Position) Representative Director, ADI Co., Ltd. (Current Position)
		July 2021	CEO, Miracle Exploration Technologies Limited (Current Position)
		December 2021	Corporate Auditor, Take Action Co., Ltd. (Current Position)
		March 2022	Representative Director, rYojbaba Co., Ltd. (Current Position)
		April 2023	Advisor, OneGoal Law Firm (Current Position)

(Significant Concurrent Positions)

Corporate Auditor, NATTY SWANKY HOLDINGS Co., Ltd.

Representative Director, ADI Co., Ltd.

CEO, Miracle Exploration Technologies Limited

Corporate Auditor, Take Action Co., Ltd.

Representative Director, rYojbaba Co., Ltd.

2	Takayuki Nakano (June 20, 1984)	September 2023	Executive Officer, N Co., Ltd. (Current Position)	131,703 shares
		June 2024	Representative Director, Global HR Technology Co., Ltd.
		January 2025	Representative Director, Runbridge Real Estate Management Co., Ltd. (Current Position)
		March 2025	Representative Director, Runbridge Inc. (Current Position)
		July 2025	Director, Medical Corporation Shinseikai (Current Position)

(Significant Concurrent Positions)

Executive Officer, N Co., Ltd.

Representative Director, Runbridge Real Estate Management Co., Ltd.

Representative Director, Runbridge Inc.

Director, Medical Corporation Shinseikai

3	Hiroyuki Oishi (May 2, 1984)	October 2003	Joined Sakai Seikotsuin (Head Clinic)	94,000 shares
		October 2010	Joined Sakai Seikotsuiin Nishi Co., Ltd.
		January 2023	Transferred from Sakai Seikotsuin Nishi Co., Ltd. to rYojbaba Co., Ltd.
		December 2024	Representative Director, Clear Space Co., Ltd. (Current Position)
		January 2025	Transferred from rYojbaba Co., Ltd. to Sakai Seikotsuin Nishi Co., Ltd. (Current Position)
(Significant Concurrent Positions) Representative Director, Clear Space Co., Ltd.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(Note)	1.	[Reappointment] indicates a candidate for reappointment.
	2.	There are no special interests between the candidates and the Company.
	3.	The Company has entered into a directors and officers liability insurance contract with an insurance company as prescribed in Article 430-3, Paragraph 1 of the Companies Act. This contract provides indemnification for damages, including compensation claims and litigation expenses, incurred by the insured party during the policy period arising from the performance of their duties. Each candidate will be included as an insured party under this contract. Furthermore, the Company intends to renew the contract under the same terms at the next renewal date.
	4.	If the appointment of Mr. Takayuki Nakano is approved, the Company intends to appoint Mr. Takayuki Nakano as Representative Director at the Board of Directors meeting to be held after this Ordinary General Meeting of Shareholders.

Proposal No. 5: Election of Two (2) Corporate Auditors

Corporate Auditors, Kensuke Okabe and Hideki Nakamura will resign upon the conclusion of this General Meeting of Shareholders. Therefore, we request the election of two (2) Corporate Auditors.

Two (2) candidates for Corporate Auditors are proposed to be elected as a replacement for the retiring Corporate Auditors. Their term of office, as stipulated in the Company’s Articles of Incorporation, shall extend until the conclusion of the Ordinary General Meeting of Shareholders for the fiscal year ending December 2027, which is the term of the retiring Corporate Auditors.

This proposal has been approved by the Board of Corporate Auditors.

The candidates for Corporate Auditors are as follows.

Candidate No.	Name (Date of Birth)	Brief History, Position, Responsibilities, and Significant Concurrent Positions		Number of Shares of the Company Owned
1	Takeharu Kato (May 19, 1984)	October 2009	Passed the Japan Bar Examination	0 shares
		December 2010	Registered as an Attorney at Law (Tokyo Bar Association, Registration No. 42701)
		December 2012	Established Legal Japan Tokyo Law Office (Representative Attorney; later renamed as A.I.Links Law Office) (Current Position)
		May 2016	Appointed as a Director of A.I.Links Social Insurance and Labor Consultant Corporation
(Significant Concurrent Positions) Representative Attorney, A.I. Links Law Office
2	Yoshiro Imamura (September 19, 1969)	April 1995	Joined Fukuda Hideaki Tax Accountant Office	0 shares
		April 1999	Joined Kyushu Mitsushin Construction Co., Ltd.
		August 2002	Passed Tax Accountant Examination
		January 2004	Established Imamura Yoshiro Tax Accountant Office (Current Position)
		May 2019	Joined NX Tax Accountant Corporation
		July 2022	Established Cross-border Tax Accountant Corporation Representative, Fukuoka Branch (Current Position)
		November 2022	Appointed as Director, Yamasei Co., Ltd. (Current Position)

(Significant Concurrent Positions)

Sole Proprietor, Imamura Yoshiro Tax Accountant Office

Representative, Fukuoka Branch, Cross-border Tax Accountant Corporation

Director, Yamasei Co., Ltd. (4-31 Shimo-Gofukumachi, Hakata-ku, Fukuoka City)

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(Note)	1.	Mr. Takeharu Kato and Yoshiro Imamura are candidates for outside Corporate Auditors.
	2.	There are no special interests between Mr. Takeharu Kato and Yoshiro Imamura and the Company.
	3.	The reason for nominating Mr. Takeharu Kato as an outside Corporate Auditor candidate is that he possesses specialized expertise as an Attorney at Law, and it is expected that he will be able to fully utilize this expertise to play a significant role in deciding important matters and supervising management execution as an outside Corporate Auditor of the Company.
	4.	The reason for nominating Mr. Yoshiro Imamura as an outside Corporate Auditor candidate is that he possesses specialized expertise as a Tax Accountant, and it is expected that he will be able to fully utilize this expertise to play a significant role in deciding important matters and supervising management execution as an outside Corporate Auditor of the Company.
	5.	If the appointment of Mr. Takeharu Kato and Yoshiro Imamura is approved, the Company plans to enter into an agreement with Mr. Takeharu Kato and Yoshiro Imamura to limit liability for damages under Article 427, Paragraph 1 of the Companies Act. The maximum liability amount under this agreement shall be the minimum liability limit specified in Article 425, Paragraph 1 of the same Act.
	6.	The Company has entered into a directors and officers liability insurance contract with an insurance company as prescribed in Article 430-3, Paragraph 1 of the Companies Act. This contract provides compensation for damages, litigation costs, and other losses incurred by the insured party arising from claims for damages made during the insurance period due to the performance of their duties. Each candidate will be included as an insured party under this insurance contract. Furthermore, the Company plans to renew this contract with the same terms at the next renewal date.

Proposal No. 6: Amendment to the Terms of the Second Series Stock Acquisition Rights

The Company resolved at its Board of Directors meeting held on January 29, 2026, to amend the terms of the Second Stock Acquisition Rights as set forth in the “Comparison Table of Old and New Terms for the Second Stock Acquisition Rights” below (hereinafter referred to as the “Amendment”).

The Amendment involves adjustments to the “Conditions for Exercising Stock Acquisition Rights” to ensure compliance with the Japanese Companies Act regarding provisions related to so-called cashless exercise. Furthermore, since no over-allotment sale of shares occurred after the listing on the NASDAQ market, it also includes revisions concerning the “Number of Stock Options” and “Conditions for Exercising Stock Options” related to this matter.

In this regard, the Amendment does not materially alter the content of the shares that can be acquired through exercise, the exercise conditions, economic value, or other substantive rights. Furthermore, the formula used in the Amendment aims to maintain the economic relationship based on the previous exercise price of US$5. Therefore, it does not confer new economic benefits on the holders of stock acquisition rights and does not constitute a change to “conditions particularly favorable to persons other than shareholders.” Accordingly, it was approved by a resolution of the Board of Directors as described above.

Nevertheless, regarding the approval of the Amendment, from the perspective of further ensuring the importance of governance and legal stability within the Company, we are also requesting preliminary approval at this Ordinary General Meeting of Shareholders.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

“Comparison Table of Old and New Terms for Second Series Stock Acquisition Rights”

(Only the amended portions of terms of the stock acquisition rights are listed and indicated with underlining.)

Current	Revised

“Number of Stock Acquisition Rights”

100,625 units

“Value of Assets to be Contributed upon Exercise of Stock Acquisition Rights or Method of Calculating Such Value”

The assets to be contributed upon exercise of these stock acquisition rights shall be cash. The value thereof shall be the amount obtained by multiplying the subscription price per share (hereinafter referred to as the “Exercise Price”) receivable upon exercise of each stock acquisition right by the number of shares granted.

The initial Exercise Price shall be US$5.

Furthermore, if the Company conducts a stock split or consolidation of shares after the grant date of these stock acquisition rights, the Exercise Price shall be adjusted using the following formula, and any fraction less than US$0.01 resulting from the adjustment shall be rounded up.

1

Adjusted Exercise Price = Pre-Adjustment Exercise Price ×____________________________

　　　　Ratio of stock split or consolidation of shares

If, after the grant date of these stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price below the Exercise Price (excluding the issuance of new shares and disposal of treasury stock based on the exercise of stock acquisition rights, the delivery of the Company’s common shares in exchange for the acquisition of shares issued by the Company with a call provision or a call option, and the transfer of treasury stock through a share exchange), the payment date for such issuance or disposal (or the last day of the payment period, if one is set) shall be the effective date, and the adjusted Exercise Price shall be the payment amount or disposal price applicable to such issuance or disposal.

“Number of Stock Acquisition Rights”

87,500 units

“Value of Assets to be Contributed upon Exercise of Stock Acquisition Rights or Method of Calculating Such Value”

The assets to be contributed upon exercise of these stock acquisition rights shall be cash. The value thereof shall be the amount obtained by multiplying the subscription price per share (hereinafter referred to as the “Exercise Price”) receivable upon exercise of each stock acquisition right by the number of shares granted

The initial Exercise Price shall be US$0.00001.

Furthermore, if the Company conducts a stock split or consolidation of shares after the grant date of these stock acquisition rights, the Exercise Price shall be adjusted using the following formula, and any fraction less than US$0.00001 resulting from the adjustment shall be rounded up.

1

Adjusted Exercise Price = Pre-Adjustment Exercise Price × ____________________________

　　　Ratio of stock split or consolidation of shares

If, after the grant date of these stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price below the Exercise Price (excluding the issuance of new shares and disposal of treasury stock based on the exercise of stock acquisition rights, the delivery of the Company’s common shares in exchange for the acquisition of shares issued by the Company with a call provision or a call option, and the transfer of treasury stock through a share exchange), the payment date for such issuance or disposal (or the last day of the payment period, if one is set) shall be the effective date, and the adjusted Exercise Price shall be the payment amount or disposal price applicable to such issuance or disposal.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

“Conditions for Exercising Stock Acquisition Rights”

① When exercising one or more of these stock acquisition rights, the number of shares to be delivered to the holder upon such exercise must be an integer, any fractional portion less than one share shall be discarded, and no shares shall be allocated. No monetary adjustment shall be made for such discarding of fractions.

② Holders of stock acquisition rights may not exercise such rights until the Company’s shares (including depositary receipts) are listed on a financial instruments exchange established under the laws of a foreign country.

③ The number of stock acquisition rights that a holder may exercise shall initially be 87,500. If, upon the initial listing of the Company’s common stock on a financial instruments exchange established under the laws of a foreign country, a secondary offering of shares is conducted through an over-allotment, the holder may exercise up to 100,625 stock acquisition rights, proportional to the ratio of the number of shares offered through the over-allotment to the number of shares offered in the public offering.

“Conditions for Exercising Stock Acquisition Rights”

① When exercising one or more of these stock acquisition rights, the number of shares to be delivered to the holder upon such exercise must be an integer, any fractional portion less than one share shall be discarded, and no shares shall be allocated. No monetary adjustment shall be made for such discarding of fractions.

② Holders of stock acquisition rights may not exercise such rights until the Company’s shares (including depositary receipts) are listed on a financial instruments exchange established under the laws of a foreign country.

③ The number of stock acquisition rights that a holder may exercise shall be limited to the lesser of the number of rights held by the holder or the number calculated using the following formula (X):

Y = (A - B)

X = _____________

A

Y = Number of shares subject to the exercised stock acquisition rights

A = Fair market trading price per share of the Company

B = US$5

The “fair market transaction price” shall be deemed to be the highest price among the ordinary transaction prices or quoted prices published by Bloomberg Limited Partnership on a financial instruments exchange established under the laws of a foreign country during the 20 trading days prior to exercise.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Business Report for the 11th Fiscal Year

From January 1, 2025

to December 31, 2025

Notes:

●	The financial results reflected in the Business Report are non-consolidated and have been prepared in accordance with Japanese GAAP solely to comply with the requirements of the Companies Act of Japan. These materials have not been audited or reviewed in accordance with U.S. GAAP.
●	As a result, they may differ materially from the consolidated financial statements prepared in accordance with U.S. GAAP, which will be included in the Company’s Annual Report on Form 20-F to be filed with the SEC at a later date.

Forward-Looking Statements Disclaimer:

This Business Report contains certain statements that are, or may deemed to be, “forward-looking statements” regarding our plans, expectations, thoughts, beliefs, estimates, goals and outlook for the future. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operations; any statements concerning proposed new projects, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements.

Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a number of factors. These forward-looking statements are made as of the date of this Business Report, and we assume no obligation to update such forward-looking statements. The following discusses our financial condition and results of operations based upon our financial statements which have been prepared in conformity with Japanese GAAP. It should be read in conjunction with our financial statements and the notes thereto included elsewhere herein.

1.	Matters Concerning the Company’s Current Status

(1)	Business Progress and Results

In 2025, the Japanese economy saw a continued recovery trend in personal consumption and corporate activity. However, the business environment surrounding companies remained uncertain due to factors such as rising prices, increased labor costs, and exchange rate fluctuations. Addressing the worsening labor shortage, particularly in the service industry, and properly managing labor costs have become one of the most critical challenges in corporate management.

Furthermore, within the global economy, against the backdrop of monetary policy trends in the U.S. and Europe and ongoing geopolitical risks, companies are required to make sophisticated management decisions that go beyond mere cost reduction. They must simultaneously build sustainable labor management systems and strengthen compliance.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

In this environment, rYojbaba Co., Ltd. (the “Company”) provides consulting services primarily to labor unions and to companies seeking to build constructive relationships with labor unions. For labor unions, the Company focuses on increasing membership rates. For companies, the Company provides support in operating whistleblower programs and implementing stress check systems. For both parties, the Company proposes constructive approaches for step-by-step dispute resolution.

In recent years, against the backdrop of increasing foreign nationals and the expansion of the international labor market, the need for advanced labor governance has grown. Consequently, the Company’s role has become increasingly important both domestically and internationally.

In fiscal year 2025, demand for labor environment improvements remained robust, driven by intensifying competition for talent among Japanese companies and heightened compliance awareness.

Meanwhile, fees from traditional legal advisory contracts totaled ¥289 million (previous year: ¥539 million). This reflects a strategic shift toward enhancing our business portfolio and international expansion, not a simple decline in demand.

As a result, net sales were ¥337 million (previous fiscal year: ¥688 million), operating profit was ¥45 million (previous fiscal year: ¥243 million), and net loss for the period was ¥221 million (previous fiscal year: net profit of ¥189 million).

Please note that the primary reason for the net loss of ¥221 million for the current period was the recognition of ¥268 million in stock issuance costs associated with the listing on the U.S. NASDAQ Capital Market (“NASDAQ”) as non-operating expenses. This expense represents a one-time listing-related cost. Excluding this item, the Company’s operating activities continue to progress steadily.

Furthermore, as the Company is listed on the NASDAQ, the Company submits consolidated financial statements based on U.S. GAAP to the SEC. Under U.S. GAAP, this expense is treated as an equity transaction and does not affect profit or loss. This expense is a one-time equity-related cost associated with the listing and does not impact the Company’s fundamental operating profitability or future cash flow generation capabilities.

This fiscal year was a crucial period for establishing our business foundation for global expansion through developing an international labor support infrastructure, transitioning to a model focused on supporting foreign worker markets, and deepening international organizational collaboration.

Specifically, the signing of comprehensive agreements for international labor support and labor union infrastructure development has accelerated our shift from a domestic-centric model to a sustainable support model targeting international labor markets, including ASEAN.

Going forward, we will generate stable cash flow based on this foundation and achieve medium- to long-term growth in corporate value.

(2)	Status of Investment in Equipment

There are no applicable items.

(3)	Status of Fundraising

During the current fiscal year, the Company listed on the NASDAQ in the United States on August 14, 2025, and raised ¥727 million through a public offering associated with this listing. Additionally, during the current fiscal year, a portion of the first series of stock acquisition rights granted to HeartCore Enterprises, Inc. was exercised, resulting in the issuance of 300,000 shares of the Company’s common stock. The exercise price for these stock acquisition rights was ¥1 per share. No new borrowings were made during the current fiscal year.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(4)	Status Regarding Acquisition or Disposition of Other Companies’ Shares, Other Equity Interests, or Stock Options, etc.

There are no applicable items.

(5)	Status of Business Transfers, Absorption-Type Splits, or New-Entity Splits

Effective January 1, 2025, we transferred three stores in the Health Division and one store in the Beauty Division to our subsidiary, Sakai Seikotsuin Nishi Co., Ltd.

(6)	Acquisition of another company’s business

There are no applicable items.

(7)	Succession of Rights and Obligations Related to the Business of Other Corporations through Absorption Mergers or Absorption Splits

There are no applicable items.

(8)	Issues to Address

Although we recorded an ordinary loss for the current period due to one-time expenses associated with our U.S. market listing, we will utilize the funds raised through the listing to pursue business expansion and strengthen our profitability going forward.

(9)	Changes in Assets and Profit/Loss (Japanese GAAP)

Category	9th Fiscal Year Ended December 2023	10th Fiscal Year Ended December 2024	11th Fiscal Year Ended December 2025
Net sales	¥323,559 thousand	¥688,879 thousand	¥337,566 thousand
Ordinary profit	¥162,221 thousand	¥282,551 thousand	¥ (220,306) thousand
Net profit	¥108,660 thousand	¥189,827 thousand	¥ (221,007) thousand
Net Profit per Share	¥10,866.03	¥18.98	¥ (21.04)
Total Assets	¥524,473 thousand	¥827,938 thousand	¥941,514 thousand
Net Assets	¥167,314 thousand	¥357,141 thousand	¥863,783 thousand
Net Assets per Share	¥16,731.42	¥35.71	¥74.79
Equity Ratio	31.90%	43.14%	91.7%
Number of Shares Issued	10,000	10,000,000	11,550,000

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(10)	Status of Significant Subsidiaries, etc.

①	Relationship with the Parent Company

There are no applicable items.

②	Significant Subsidiaries

Name	Capital	Percentage of Voting Rights Held by the Company	Principal Business
Sakai Seikotsuin Nishi Co., Ltd.	¥6,000,000	100%	Operation of chiropractic clinics and beauty salons

③	Significant Affiliated Companies

There are no applicable items.

④	Status of Significant Business Combinations, etc.

There are no applicable items.

(11)	Business Activities of Major Divisions (as of December 31, 2025)

(Note) The Health Division and Beauty Division were transferred as of January 1, 2025, and as of the end of the current fiscal period, these divisions no longer exist.

Division Name	Business Activities
Legal Department	Legal and Labor Consulting
Health Division	Store Operations of Kumamototasaki Branch and Tenmonkan Branch of Sakai Seikotsuin and Korinic Kashii Store (Business transferred as of January 1, 2025)
Beauty Division	Store Operations of Shinjuku Marui Store of Speed Small Face (Beauty, Treatment) (Business transferred as of January 1, 2025)

(12)	Principal Business Locations (as of December 31, 2025)

Head Office: 4-3-1 Ohashi, Minami-ku, Fukuoka-shi, Fukuoka

(13)	Status of Employees (As of December 31, 2025)

The Company’s Employee Status

Number of Employees: 1

(Note) As the employee is solely on childcare leave, year-on-year changes, average age, and average length of service are omitted.

(14)	Major Lenders (financial institutions) (As of December 31, 2025)

Lender	Outstanding Loan Balance
The Nishi-Nippon City Bank, Ltd.	¥ 48,412 thousand

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

2.	Matters Concerning Company Shares (As of December 31, 2025)

Total Number of Shares Issued: 11,550,000 shares (Treasury stock: 0 shares)

(1)	Status of shares issued to company officers as compensation for duties performed during the current fiscal year

There are no applicable items.

(2)	Major Shareholders (Top 10)

Shareholder Name	Number of Shares Held (Shares)	Ratio (%)
Ryoji Baba	4,813,000	41.67
Miracle Exploration Technologies Limited	3,211,000	27.80
CEDE＆CO	1,250,000	10.82
Satoshi Saito	640,000	5.54
Heartcore Enterprises Inc.	300,000	2.60
Michikane Akizuki	160,000	1.39
Yusuke Hirata	114,000	0.99
Hideki Nakamura	103,000	0.89
Makoto Watanabe	100,000	0.87
Hiroyuki Oishi	94,000	0.81
Sanshiro Shimamura	94,000	0.81
Junichi Watanabe	94,000	0.81

(Note)	1.	Shareholding ratios are calculated excluding treasury stock.

	2.	Shareholding ratios are calculated by rounding down to the third decimal place.

3. Matters Concerning the Status of the Company’s Stock Acquisition Rights, etc.

(1)	Status of stock acquisition rights, etc., granted to officers of the Company as compensation for the performance of their duties as of the end of the relevant fiscal year

There are no applicable items.

(2)	Status of stock acquisition rights, etc., granted to employees of the Company during the fiscal year as compensation for the performance of duties

There are no applicable items.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(3) Other Important Matters Concerning Stock Acquisition Rights, etc.

Name	Second Stock Acquisition Rights
Classification and Number of Grantees	External Collaborators: 2

Date of Resolution for Issuance	July 30, 2025

Number of Stock Options (units)	87,500

Type and Number of Shares Subject to Stock Acquisition Rights (Shares)	Common stock 87,500

Amount to be Paid in Exchange for Stock Acquisition Rights (USD)	Per unit 5

Exercise Period of Stock Acquisition Rights	February 14, 2026 to August 13, 2030

Issue Price and Equity Contribution Amount per Share (USD) when Issuing Shares upon Exercise of Stock Acquisition Rights	Issue price: 2.5 Amount to be included in equity: 2.5

Conditions for Exercise of Stock Acquisition Rights	(Note)

(Note) The conditions for exercising stock acquisition rights are as follows.

① When exercising one or more of these stock acquisition rights, the number of shares delivered to the holder upon such exercise must be an integer and any fractional portion less than one share shall be discarded, and no shares shall be allocated. No monetary adjustment shall be made for such discarding of fractions.

② Holders of stock acquisition rights may not exercise such rights until the Company’s shares (including depositary receipts) are listed on a financial instruments exchange established under the laws of a foreign country.

③ The number of stock acquisition rights initially exercisable by a holder shall be 87,500. If, upon the initial listing of the Company’s common stock on a financial instruments exchange established under the laws of a foreign country, an over-allotment sale of shares is conducted, the holder may exercise up to 100,625 stock acquisition rights, calculated based on the ratio of the number of shares sold in the over-allotment to the number of shares offered in the public offering.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

4. Matters Concerning Company Officers

(1) Status of Directors and Corporate Auditors (as of December 31, 2025)

Position/Responsibilities	Name	Significant Concurrent Positions
Representative Director	Ryoji Baba

Corporate Auditor (Part-time), NATTY SWANKY HOLDINGS Co., Ltd.

Representative Director, ADI Co., Ltd.

Corporate Auditor (Part-time), Take Action Co., Ltd.

CEO, Miracle Exploration Technologies Limited

Representative Partner, Yusei LLC

Director/CAO	Yusuke Hirata	Nil
Director	Ferdinand Groenewald	Director, HeartCore Enterprises, Inc. Interim CFO, Streamex Corp. Interim Vice President of Finance, Alaunos Therapeutics
Corporate Auditor (Full-time)	Sanshiro Shimamura	Nil
Corporate Auditor	Kensuke Okabe	Representative, Okabe Certified Public Accountant Office Principal, Unison Capital Co., Ltd.
Corporate Auditor	Hideki Nakamura	Representative Director, HJ Co., Ltd. Representative Director, Nice Day Co., Ltd. Representative Director, F&S Dining Co., Ltd.

(Note) 1. Kensuke Okabe and Hideki Nakamura are outside Corporate Auditor.

2. Corporate Auditor, Kensuke Okabe holds a Certified Public Accountant qualification and possesses considerable expertise in finance and accounting.

(2) Changes in Directors

Mr. Satoshi Saito resigned his position as Director effective September 16, 2025.

(3) Summary of the Content of the Liability Limitation Agreement

There are no applicable items.

(4) Summary of the Indemnity Agreement

There are no applicable items.

(5) Summary of the Directors and Officers Liability Insurance Contract

The Company entered into a directors and officers liability insurance contract with an insurance company, as prescribed in Article 430-3, Paragraph 1 of the Companies Act, with the Company and its subsidiaries’ directors (including Directors and Corporate Auditors), executive officers, and employees as the insured parties. The Company bears the insurance premium costs. This insurance contract covers legal damages and litigation expenses that the insured parties may be required to bear. However, to ensure the proper execution of the insured persons’ duties is not impaired, compensation shall not be provided for liability arising from the insured persons’ intentional acts or gross negligence, the insured persons’ unlawful acquisition of private profit or favors, or the insured persons’ fraudulent or criminal acts.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(6) Amount of Compensation, etc., for Directors and Corporate Auditors for the Relevant Fiscal Year

① Matters concerning the decision policy for the content of remuneration, etc., for each individual director

Compensation Structure

Director compensation shall be based on a fixed monthly salary.

Remuneration Levels

The level of remuneration for each director shall be set at an appropriate level, taking into comprehensive consideration factors such as the director’s responsibilities, duties, contribution to management, and comparisons with directors at other companies in the same industry.

Determination Procedure

Based on the above policy, the amount of individual compensation for each director shall be entrusted to Representative Director Ryoji Baba.

Revision of Compensation

Should a revision of compensation become necessary, it shall, in principle, be conducted following the same policy and procedures.

② Matters Concerning Shareholders’ Meeting Resolutions on Compensation for Director and Corporate Auditors, etc.

Regarding directors’ compensation, etc., the Ordinary General Meeting of Shareholders held on March 3, 2024 resolved to distinguish between Directors and Corporate Auditors, setting the maximum compensation amount for directors at up to ¥150 million per year and for Corporate Auditors at up to ¥30 million per year. At the conclusion of the aforementioned Ordinary General Meeting of Shareholders, the number of directors was three (including zero outside directors), and the number of Corporate Auditors was three (including two outside Corporate Auditors).

③ Matters concerning the delegation of authority to determine the content of individual directors’ compensation, etc.

The Company determined that the Representative Director, who comprehensively and holistically understands the Company’s performance, is best suited to evaluate each director. Therefore, for the individual compensation for the relevant fiscal year, the Board of Directors resolved to delegate the determination of the compensation amount to Representative Director Ryoji Baba. Furthermore, in determining such individual compensation amounts, measures such as consultation and discussion with other directors are taken to minimize the potential for arbitrariness on the part of the Representative Director.

④ The reason the Board of Directors determined that the content of individual compensation for the fiscal year in question aligns with the policy.

Regarding individual compensation for the fiscal year in question, the Board of Directors has determined that the decision aligns with the relevant policy. This is because the Representative Director provided the necessary explanations at the Board meeting, the decision was made by resolution entrusting the matter to the sole discretion of the Representative Director, and the decision was made by comprehensively considering factors such as individual responsibilities, job duties, contribution to management, and comparisons with other companies in the same industry, in accordance with the relevant policy.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

⑤ Total Compensation for Directors and Corporate Auditors

Total Compensation by Type (Thousand Yen)
Officer Category	Total Compensation (Thousand Yen)	Base Compensation	Performance-Based Compensation, etc.	Non-monetary Compensation, etc.	Number of Eligible Individuals (persons)
Directors (including Outside Directors)	73,722 (1,722)	73,722 (1,722)	- (-)	- (-)	4 (1)
Corporate Auditors (including Outside Corporate Auditors)	14,400 (7,200)	14,400 (7,200)	- (-)	- (-)	３ (2)

(7) Matters Concerning Outside Directors

① Relationship between Significant Concurrent Positions and the Company

The significant concurrent positions held by outside directors are as stated in “(1) Status of Directors and Corporate Auditors (as of December 31, 2025)”. There are no significant transactions or other relationships between the Company and the respective companies where outside directors hold concurrent positions.

② Relationships with Major Business Partners and Other Related Parties

There are no applicable items.

③ Status of Major Activities During the Current Fiscal Year

a	Attendance and Participation in Board of Directors Meetings

Category	Name	Activity Status
Outside Director	Ferdinand Groenewald

Although appointed as an outside director, he has not attended any board meetings held during 2025. Please note that due to his residence overseas, he provides advice primarily through the exchange of opinions via electronic means.

Based on his professional expertise as a U.S. Certified Public Accountant, Chief Financial Officer of a U.S. operating company, and Outside Director of a NASDAQ-listed company, he provides timely advice and recommendations to ensure the appropriateness and soundness of the Board’s decision-making from an objective and neutral standpoint independent of management.

Outside Corporate Auditor	Kensuke Okabe	He attended all meetings of the Board of Directors and all meetings of the Board of Corporate Auditors held during the current fiscal year. At Board of Directors meetings, based on his expertise as a Certified Public Accountant, he provides advice and recommendations as appropriate from an objective and neutral standpoint independent of management to ensure the appropriateness and soundness of the Board’s decision-making. Furthermore, at Board of Corporate Auditors meetings, he engages in discussions regarding audit methods, exchanges opinions on audit results, and deliberates on important matters from an independent standpoint.
Outside Corporate Auditor	Hideki Nakamura	He attended all meetings of the Board of Directors and all meetings of the Board of Corporate Auditors held during the current fiscal year. At Board of Directors meetings, based on extensive experience in corporate management and from an objective and neutral standpoint independent of management, he provides advice and recommendations as appropriate to ensure the appropriateness and soundness of the Board’s decision-making. Furthermore, at Board of Corporate Auditors meetings, he engages in discussions on audit methods, exchanges opinions on audit results, and deliberates on important matters from an independent standpoint.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

b	Summary of Duties Performed Regarding the Role Expected of Outside Directors

Name	Summary of Duties Performed Regarding Expected Roles
Ferdinand Groenewald	As a U.S. Certified Public Accountant, Chief Financial Officer of a U.S. operating company, and outside director of a NASDAQ-listed company, he possesses extensive expertise and experience in finance and accounting. He effectively utilizes this knowledge and experience to fulfill his role as an outside director of the Company, contributing significantly to decision-making on important matters and the oversight of management execution.

5. Company Structure and Policies

(1) Overview of the Operation of Systems to Ensure Proper Business Practices

The Company is a corporation with a Board of Directors and a Board of Corporate Auditors.

As part of our internal control system initiatives, the Board of Directors and the Board of Corporate Auditors regularly or as needed receive reports on the execution of directors’ duties and confirm compliance with laws, regulations, and the Articles of Incorporation. We have also established a system to receive immediate reports regarding significant violations of laws and regulations.

Regarding compliance education, we strive to enhance awareness of compliance and adherence to laws and regulations and the Articles of Incorporation by conducting internal training sessions. These sessions involve reaffirming fundamental matters and studying case studies tailored to the positions, levels, and roles of executives and employees.

Risks that could significantly impact the Company’s corporate management are identified and necessary countermeasures are discussed by the Board of Directors.

We conduct internal audits of the Company and its group companies. Furthermore, to deepen mutual trust between Corporate Auditors and Directors, we regularly exchange information with each other.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(2) Basic Policy on Control of the Company

At this time, the Company has not specifically established a “Basic Policy” or “Takeover Defense Measures.”

The Company aims to further enhance corporate value by striving for improved business performance. We will also actively engage in investor relations (IR) activities to communicate our management policies, strategies, and performance.

However, the Company believes that appropriate measures are necessary regarding large-scale share acquisitions that do not contribute to the Company’s corporate value or the profit shared by shareholders. The Company will carefully consider such matters while monitoring future social trends.

(3) Policy on Dividend Distribution from Surplus

The Company positions the return of profits to shareholders as one of its key management initiatives. Our basic policy is to ensure stable and continuous profit returns while maintaining the internal reserves necessary to respond to future growth and changes in the business environment.

However, we intend to actively pursue business investments to achieve further growth going forward, and therefore, we plan to refrain from paying dividends until free cash flow generated from our business operations stabilizes.

(Note) Amounts stated in this business report are rounded down to the nearest whole number.

End

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Balance Sheet

As of December 31, 2025

rYojbaba Co., Ltd.

(Unit: Yen)

Assets		Liabilities
Account	Amount	Account	Amount
【Current Assets】	777,897,682	【Current Liabilities】	29,589,540
Cash and Deposits	710,565,431	Accounts Payable	15,383,490
Accounts Receivable-trade	5,022,732	Accrued Corporate Taxes	2,112,100
Advance Payment	5,407	Advance Payment Received	9,680,000
Accounts Receivable-other	47,789,297	Deposits Received	2,413,950
Prepaid Expenses	14,514,815	【Non-current Liabilities】	48,142,000
【Non-current Assets】	163,617,180	Long-term Borrowings	48,142,000
Intangible Fixed Assets	163,158,380
Goodwill	163,158,380	Total Liabilities	77,731,540
Investments and Other Assets	458,800	Net Assets
Capital Contributions	5,000	Account	Amount
Security Deposits	134,000	【Shareholders’ Equity】	863,783,322
Subsidiary Stock	319,800	Capital	368,825,000
		Capital Surplus	363,825,000
		Capital Reserve	363,825,000
		Retained Earnings	131,133,322
		Other Retained Earnings	131,133,322
		Retained Earnings Carried Forward	131,133,322
		(of which Net Loss for the Current Period)	(221,007,681)
		Total Net Assets	863,783,322
Total Assets	941,514,862	Total Liabilities and Net Assets	941,514,862

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Income Statement

From January 1, 2025

To December 31, 2025

rYojbaba Co., Ltd.

(Unit: Yen)

Account	Amount
【Sales Revenue】
Sales	337,566,529	337,566,529
【Cost of Goods Sold】
Cost of Goods Purchased for the Period	59,250
Total	59,250
Gross Profit		337,507,279
【Selling, General and Administrative Expenses】		291,875,952
Operating Profit		45,631,327
【Non-Operating Profit】
Interest Received	226,568
Foreign Exchange Gains	3,449,123
Miscellaneous Income	459,711

Subsidy Income	28,000	4,163,402
【Non-Operating Expenses】
Interest Expense	1,831,535
Miscellaneous Losses	10
Stock Issuance Expenses	268,270,165	270,101,710
Ordinary Loss		(220,306,981)
【Extraordinary Income】
【Extraordinary Losses】

Net Loss Before Taxes		(220,306,981)
Income Taxes, Resident Taxes, and Business Taxes		700,700
Net Loss		(221,007,681)

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Statement of Changes in Shareholders’ Equity

From January 1, 2025

To December 31, 2025

rYojbaba Co., Ltd.

(Unit: Yen)

	Shareholders’ Equity
		Capital Surplus			Retained Earnings
	Capital	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Reserve for Retained Profit	Other Retained Earnings Retained Earnings Carried Forward	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance at Beginning of Period	5,000,000	0	0	0	0	352,141,003	352,141,003	0	357,141,003
Changes in Current Period
Net Profit						(221,007,681)	(221,007,681)		(221,007,681)
Issuance of New Shares	363,825,000	363,825,000	0	363,825,000	0	0	0	0	727,650,000
Dividends from Surplus	0	0	0	0	0	0	0	0	0
Accumulation of Reserve for Retained Earnings	0	0	0	0	0	0	0	0	0
Total Changes during the Period	363,825,000	363,825,000	0	363,825,000	0	(221,007,681)	(221,007,681)	0	506,642,319
Balance at End of Period	368,825,000	363,825,000	0	363,825,000	0	131,133,322	131,133,322	0	863,783,322

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(Unit: Yen)

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
Balance at Beginning of Period	0	0	357,141,003
Changes during the Period
Net Profit	0	0	(221,007,681)
Issuance of New Shares	0	0	727,650,000
Dividends from Surplus	0	0	0
Accumulation of Reserve for Retained Earnings	0	0	0
Total Changes for the Period	0	0	506,642,319
Balance at End of Period	0	0	863,783,322

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Notes to the Financial Statements

(Significant Accounting Policies)

1．Asset Valuation Standards and Methods

Inventory Assets

We adopt cost method using the first-in, first-out method (balance sheet values are calculated using the book value write-down method for reduced profitability).

2．Depreciation Method for Fixed Assets

(1) Tangible Fixed Assets

Depreciation methods and primary useful lives are as follows.

There is no balance of tangible fixed assets at the end of the current fiscal year.

Buildings： Straight-line method 39 years

Building fixtures：Straight-line method 2 to 18 years

Tools, furniture and fixtures：Straight-line method 2 to 3 years

(2) Intangible Fixed Assets

The straight-line method is adopted. For internally developed software, the straight-line method based on the estimated useful life within the Company (5 years) is adopted. For goodwill, the straight-line method based on the period over which the benefit is expected to be realized (7 years) is adopted.

3．Recognition Criteria for Provision

Provision for Doubtful Accounts

To prepare for losses from uncollectible receivables, the Company recognizes the estimated uncollectible amount based on the historical bad debt ratio for general receivables. For specific receivables such as those at risk of becoming uncollectible, the Company individually assesses collectability and recognizes the estimated uncollectible amount.

4．Handling Method for Consumption Tax

We use the tax-exclusive method.

(Notes to the Balance Sheet)

1．Guarantee Obligations

We provide guarantees for borrowings by affiliated companies from their financial institutions and other lenders.

Sakai Seikotsuin Nishi Co., Ltd., Overdraft Balance ¥50,000,000

Loan (Promissory Note Loan) Balance ¥33,529,000

2．Monetary Receivables and Payables with Affiliated Companies

Short-term Monetary Receivables 0 yen

Short-term Monetary Payables 665,850 yen

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(Notes to the Income Statement)

1. Transactions with Affiliated Companies

(1) Transactions from Operating Activities

Income 128,874,648 yen

Expenses 0 yen

(2) Transactions from Non-operating Activities

Income 0 yen

Expenses 1,158,497 yen

2. Significant items within Non-operating Expenses

The stock issuance expense of ¥268,270,165 recorded under non-operating expenses is a one-time expense incurred in connection with the listing on the U.S. NASDAQ market. As a company listed on the U.S. NASDAQ market, the Company submits consolidated financial statements based on U.S. GAAP to the SEC. Under U.S. GAAP, this expense is treated as a capital transaction and deducted from capital surplus.

(Notes to the Statement of Changes in Shareholders’ Equity)

1．Number of shares issued as of the end of the current fiscal year

Common Stock 11,550,000 shares

2．Matters concerning dividends from retained earnings

(1) Dividend Payments, etc.

No dividends were paid during the current fiscal year.

(2) Dividends from retained earnings to be paid after the end of the current fiscal year

No dividends are planned.

3．Matters Concerning Stock Acquisition Rights

Number of shares subject to stock acquisition rights as of the end of the current fiscal year

Second Series Stock Acquisition Rights	Common Stock	87,500 shares

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(Notes on Transactions with Related Parties)

1．Subsidiaries, etc.

(Unit: Yen)

Type	Company Name	Percentage of Voting Rights, etc.	Transaction Details	Transaction Amount	Account	Balance at End of Period
			Receipt of Management Guidance Fees	48,000,000	Accounts Receivables	0
			Provision of Services	80,874,648	Accounts Receivables	0
Subsidiary	Sakai Seikotuin Nishi Co., Ltd.	Direct 100%	Borrowing of Funds	0	Short-term Borrowings	0
			Interest Expenses	1,158,497	Accrued Interest Payable	665,850
			Transfer of Fixed Assets	14,487,187	Accounts Receivable	0

(Note) 1. The transaction terms for the receipt of management guidance fees and provision of services are determined reasonably, taking into account market prices, etc.

(Note) 2. Transaction amounts do not include consumption tax. The year-end balance reflects the total amount including consumption tax.

(Note) 3. The transfer of fixed assets was conducted as part of business consolidation. As the assets were transferred at book value, no gain or loss on sale was recognized.

(Note) 4. Interest rates for borrowings are determined reasonably, taking market interest rates into consideration.

2．Officers and Major Individual Shareholders, etc.

(Unit: Yen)

Type	Company Name	Percentage of Voting Rights, etc.	Relationship with Related Parties	Transaction Details	Transaction Amount	Account	Balance at End of Period
Companies, etc., in which officers and their close relatives hold a majority of voting rights	Runbridge Inc.	None	Store Lease	Store Lease Fee	2,880,000	Prepaid Expenses	264,000

(Note) 1. Transaction amounts do not include consumption tax. The year-end balance reflects the total amount including consumption tax.

(Note) 2. On January 7, 2025, shares of Runbridge Inc. previously held by the Company’s CEO and Director were transferred to a corporation owned by a director candidate scheduled to be nominated at the annual shareholders’ meeting planned for March 2026. The transaction terms for store lease payments were determined considering market prices, etc.

(Note) 3. Runbridge Inc. is located in Kagoshima City, Kagoshima Prefecture.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(Notes on Per Share Information)

Net Assets per Share: 74 yen 79 sen

Net Profit per Share: △21 yen 04 sen

Supplementary Schedules

1. Details of Tangible Fixed Assets and Intangible Fixed Assets

(Unit: Yen)

Category	Type of Assets	Beginning of Period	Current Period	Current Period	Current Period	End of Period	Depreciation	Net
		Book Value	Increase (Acquisition Cost)	Decrease (Book Value)	Depreciation Expense	Book Value	Accumulated Depreciation	Acquisition Cost
Tangible Fixed Assets	Buildings	6,136,570	-	6,136,570	-	-	-	-
	Building Fixtures	8,147,757	-	8,147,757	-	-	-	-
	Furniture and Fixtures	202,870	-	202,870	-	-	-	-
	Total	14,487,197	-	14,487,197	-	-	-	-
Intangible Fixed Assets	Goodwill	198,173,360		-	35,014,980	163,158,380	81,701,620	244,860,000
	Software	43,560		-	43,560	-	237,600	237,600
	Total	198,216,920	-	-	35,058,540	163,158,380	81,939,220	245,097,600

Major Increase Details

None

Major Decrease Details

Buildings as of January 1, 2025	6,136,570
Building Fixtures as of January 1, 2025	8,147,757
Furniture and Fixtures as of January 1, 2025	202,870

Due to the transfer of the store business (3 Health Division stores and 1 Beauty Division store) to the subsidiary Sakai Seikotsuin Nishi Co., Ltd.

2. Details of Provision

(Unit: Yen)

Account	Balance at Beginning of Period	Increase for the Period	Decrease for the Period	Balance at End of Period
Provision for Doubtful Accounts	-	-	-	-

3. Details of Selling, General and Administrative Expenses

Account	Amount	Description
Executive Compensation	88,121,772
Statutory Welfare Expenses	2,231,732
Employee Benefits	14,498
Consumables	59,469
Travel and Transportation Expenses	552,448
Communication Expenses	206,770
Entertainment Expenses	75,829
Meeting Expenses	7,410
Software Amortization	43,560
Audit Fees	73,477,369
Rent	1,806,182
Insurance Premiums	9,151,735
Utilities	196,025
Vehicle Expenses	65,717
Taxes and Public Dues	4,773,969
Membership Fees	218,731
Newspapers and Books	7,400
Commission Fees Paid	75,850,351
Miscellaneous Expenses	5
Amortization of Goodwill	35,014,980
Total	291,875,952

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Audit Report

　The Board of Corporate Auditors has audited the execution of duties by the directors during the 11th fiscal year from January 1, 2025, to December 31, 2025. We hereby report the methods and results as follows.

1. Audit Methods and Content

Each corporate auditor endeavored to communicate with directors and employees, collect information, establish an audit environment, and attended Board of Directors meetings and other important meetings, received reports from directors and employees regarding the execution of their duties, requested explanations as necessary, reviewed important decision documents, and investigated the status of operations and assets at the head office and major business locations. Regarding a subsidiary, we communicated and exchanged information with its director, etc., receiving business reports from the subsidiary as necessary. Based on the above methods, we examined the business report and its supplementary schedules for the relevant fiscal year.

Furthermore, we examined the accounting books and related materials and reviewed the financial statements (balance sheet, statement of income, statement of changes in shareholders’ equity, and notes to the financial statements) and the accompanying supplementary schedules for the fiscal year.

2. Audit Results

(1)　Audit Results for the Business Report, etc.

① We confirm that the business report and its supplementary schedules accurately present the company's situation in accordance with laws and regulations and the Articles of Incorporation.

② We found no evidence of any illegal acts or material violations of laws, regulations, or the Articles of Incorporation in the execution of duties by the directors.

(2) Audit Results of Financial Statements and Supplementary Schedules

We believe the financial statements and supplementary schedules present fairly, in all material respects, the financial position and results of operations of the company.

February 27, 2026

rYojbaba Co., Ltd.

Full-time Corporate Auditor, Sanshiro Shimamura (seal)

Outside Corporate Auditor, Kensuke Okabe (seal)

Outside Corporate Auditor, Hideki Nakamura (seal)

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